_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    NOVEMBER 30, 1999|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |_____________________|

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                   Fresenius Medical Care Holdings Inc.
        ____________________________________________________________
                              (Name of Issuer)

                 Class D Special Dividend Preferred Stock
        ____________________________________________________________
                      (Title of Class and Securities)

                                 358030203
         ____________________________________________________________
                                (CUSIP Number)

           Roz Levine, c/o Aspen Advisors LLC, 152 West 57th St.,
                      46th Floor, New York, NY 10019
                               212-277-5600
        ____________________________________________________________
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   11/20/02
         ____________________________________________________________
                         (Date of Event which Requires
                           Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

     CUSIP No. 358030203
     ___________________________________________________________________
     1. NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Advisors LLC
     ___________________________________________________________________
     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( ) (b)
                                                           (x)
     ___________________________________________________________________
     3. SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS* WC
     ___________________________________________________________________
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7. SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       26,796,700
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          26,796,700
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,796,700
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES         ( )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.09%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON IA
     ___________________________________________________________________

     CUSIP No. 358030203
     ___________________________________________________________________
     1. NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Capital LLC
     ___________________________________________________________________
     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) ( ) (b) (x)
     ___________________________________________________________________
     3. SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS* WC
     ___________________________________________________________________
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
     ___________________________________________________________________
                                   7. SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       23,004,900
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          23,004,900
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          23,004,900
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          ( )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.83%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON OO
     ___________________________________________________________________

     CUSIP No. 358030203
     ___________________________________________________________________
     1. NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Nikos Hecht
     ___________________________________________________________________
     2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
       (a) ( ) (b) (x)
     ___________________________________________________________________
     3. SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS* WC
     ___________________________________________________________________
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7. SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       26,796,700
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          26,796,700
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,796,700
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          ( )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.09%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON IA
     ___________________________________________________________________

     CUSIP No. 358030203
     ___________________________________________________________________
     1. NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Partners
     ___________________________________________________________________
     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP:
                                                      (a) ( ) (b)(x)
     ___________________________________________________________________
     3. SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*
          WC
     ___________________________________________________________________
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ___________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     ___________________________________________________________________
                                   7. SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       23,004,900
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          23,004,900
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          23,004,900
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          ( )

     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.83%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON IN
     ___________________________________________________________________

Item 1.  Security and Issuer

                  The title of the class of equity securities to which this
                  Schedule 13D relates is: Class D Special Dividend Preferred Stock (the "Preferred Shares") of Fresenius Medical Care Holdings Inc. (the "Issuer").

                  The name and address of the principal executive offices of the Issuer of the securities is:

                  Fresenius Medical Care Holdings Inc.
                  Two Ledgemont Center
                  95 Hayden Avenue
                  Lexington, MA  02420

Item 2.  Identity and Background

                  Aspen Advisors LLC (the "Advisor")is a Delaware limited liability company. The Advisor provides investment advisory services to, and has investment discretion over, Aspen Partners (the "Partnership") which holds Preferred Shares in the Issuer, and several managed accounts (the "Managed Accounts") which hold Preferred Shares in the Issuer. The address of the Advisor's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

                  The Advisor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  The Advisor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                  The Partnership is a series of Aspen Capital Partners, L.P., a Delaware limited partnership organized in series. The Partnership is a private investment fund. The address of the Partnership's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

                  The Partnership has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  The Partnership has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                  Aspen Capital LLC (the "General Partner") is a Delaware limited liability company. The General Partner serves as general partner to the Partnership. The address of the General Partner's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

                  The General Partner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  The General Partner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                  Nikos Hecht is the Managing Member of the Advisor and the Managing Member of the General Partner. The principal business address of Nikos Hecht is c/o Aspen Advisors LLC, 152 West 57th Street, 46th Floor, New York, NY 10019.

                  Nikos Hecht has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  Nikos Hecht has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                  Nikos Hecht is a citizen of the United States of America.

                  The Advisor, the Partnership, the General Partner and Nikos Hecht are collectively referred to herein as the "Reporting Persons."

Item 3   Source and Amount of Funds or Other Consideration

                  All of the Preferred Shares were purchased in open market transactions for an aggregate purchase price of
                  $704,585.68

                  The funds for the 23,004,900 Preferred Shares owned by the Partnership came from the working capital of the Partnership. The funds for the remaining 3,791,800 Preferred Shares deemed to be beneficially owned by the Advisor and Nikos Hecht came from working capital of the Managed Accounts. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

                  The Preferred Shares deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in the Securities

                  As of the date hereof, the Partnership owns 23,004,900 Preferred Shares. The General Partner is deemed to beneficially own 23,004,900 Preferred Shares. The Advisor is deemed to beneficially own 26,796,700 Preferred Shares. Nikos Hecht is deemed to beneficially own 26,796,700 Preferred Shares. Based on the Issuer's filing on Form 10-Q on November 14, 2002, as of September 30, 2002, there were 89,062,316 Preferred Shares outstanding. Therefore, each of the Partnership and the General Partner are deemed to beneficially own 25.83% of the outstanding Preferred Shares, and each of the Advisor and Nikos Hecht are deemed to beneficially own 30.09% of the outstanding Preferred Shares.

                  Each of the Reporting Persons have the sole or shared disposition of all the Preferred Shares that it is deemed to beneficially own. All transactions in the Preferred Shares effected by each of the Reporting Persons during the sixty days prior to the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  None of the Reporting Persons have any contracts, arrangement, understanding or relationship with any person with respect to the Preferred Shares.

Item 7.  Material to Be Filed as Exhibits

                  A description of the transactions in the Preferred Stock that were effected by the Reporting Persons during the 60 days prior to the date of this filing is filed herewith as Exhibit A.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     ASPEN ADVISORS LLC


                                                     By: /s/ Nikos Hecht
                                                        ______________________
                                                         Nikos Hecht
                                                         Managing Member

                                                     Date: 12/06/02
                                                         ____________________



                                                     ASPEN PARTNERS
                                                     By: Aspen Capital LLC
                                                         General Partner


                                                     By:/s/ Nikos Hecht
                                                        ______________________
                                                         Nikos Hecht
                                                         Managing Member

                                                     Date:  12/06/02
                                                          ____________________



                                                     ASPEN CAPITAL LLC


                                                     By:  /s/ Nikos Hecht
                                                        ______________________
                                                          Nikos Hecht
                                                          Managing Member

                                                     Date:  12/06/02
                                                          ____________________



                                                     NIKOS HECHT


                                                      /s/ Nikos Hecht
                                                     _________________________
                                                      Nikos Hecht

                                                     Date:   12/06/02
                                                          ____________________

                                                                     EXHIBIT A

                           SCHEDULE OF TRANSACTIONS

------------------- ----------------------------------------- ------------------
Date                            Price Per Share               Number of Shares
                             (excluding commission)           Purchase or Sold
------------------- ----------------------------------------- ------------------
11/20/02                     0.0712                                  1,331,000
------------------- ----------------------------------------- ------------------
11/20/02                                                            (1,331,000)*
                             0.0708
------------------- ----------------------------------------- ------------------


*  Shares held by the Managed Accounts.